NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07076372

August 14, 2007

P.E 6-8-07

Amy Bowerman Freed
Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/14/2007

Re: News Corporation
Incoming letter dated June 8, 2007

Dear Ms. Freed:

This is in response to your letter dated June 8, 2007 concerning the shareholder proposal submitted to News Corporation by Stephen Mayne. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Stephen Mayne
PO Box 925
Templestowe, VIC 3106

HOGAN &
HARTSON

Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022
+1.212.918.3000 Tel
+1.212.918.3100 Fax

www.hhlaw.com

Amy Bowerman Freed
Partner
+1.212.918.8270
abfreed@hhlaw.com

June 8, 2007

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Room 1580
Washington, DC 20549

Re: Proxy Statement of News Corporation; Stockholder Proposal Submitted by Stephen Mayne

Ladies and Gentlemen:

We are writing on behalf of News Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders a stockholder proposal (the "Proposal") received from Stephen Mayne (the "Proponent"). The Company believes that the Proposal may be excluded from the Company's proxy materials for the procedural and substantive reasons set forth in detail below. We respectfully request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2007 proxy materials.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. A copy of the Proponent's letter dated May 15, 2007 containing the Proposal is attached as Exhibit A. By copy of this letter, the Company has notified the Proponent of its intention to exclude the Proposal from the 2007 proxy materials.

The Proposal

The Proposal requests that the following resolution be considered for inclusion in the Company's proxy materials:

"Resolved: That the News Corporation board of directors submit a proposal to holders of class A and B shares within the next 12 months which, if approved, would create a company with just one class of share."

A supporting statement accompanied the Proposal and is included in Exhibit A.

The Proposal May Be Excluded Under Rule 14a-8(b)(1) Because Mr. Mayne Has Failed To Demonstrate His Eligibility To Submit The Proposal To The Company.

The Proposal may be excluded from the Company's 2007 proxy soliciting material because, among other reasons, the Proponent has failed to establish that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date Proponent submitted the Proposal, as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1).

The Company has two classes of common voting stock outstanding: Class A Common Stock and Class B Common Stock. As described in Article IV, Section 4 of the Company's Restated Certificate of Incorporation, which is attached hereto as Exhibit B (the "Charter"), the Company's Class A Common Stock has limited voting rights, while the Company's Class B Common Stock generally has full voting rights. The Proponent has presented evidence of his ownership of Class B Common Stock but has not presented evidence of his ownership of Class A Common Stock. The Proposal, by its terms, requires a vote of Class A Common Stockholders and Class B Common Stockholders. Since the Proponent has not demonstrated that he is a holder of Class A Common Stock, Proponent fails to meet the stock ownership requirement of Rule 14a-8(b)(1) that is required to properly submit the Proposal.

The Staff of the SEC has consistently concurred that a company may exclude from its proxy materials stockholder proposals submitted by proponents who do not hold the requisite class of stock entitled to vote on the proposal. In *The New York Times Company* (available December 18, 2006), the Staff granted no-action relief to The New York Times Company with respect to a proposal recommending that the board of directors undertake specific steps to reform the company's corporate governance, including that the board approve for submission to shareholders a declassification plan that would provide for equal voting rights for all of the company's shares. Similar to the Company, The New York Times Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The New York Times Company* owned Class A Common Stock, which was not entitled to vote on the proposal, rather than Class B Common Stock, which was entitled to vote on the proposal. Accordingly, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b), as the proponent did not own securities entitled to be voted on the proposal.

Similarly, in *The Washington Post Company* (available December 24, 2004), the Staff granted no-action relief to The Washington Post Company with respect to a proposal requesting that the board of directors take steps to select an independent director who had not previously served as an officer of the company as chairman of the board of directors of the company. Again, similar to the Company, The Washington Post Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The Washington Post Company* owned Class B Common Stock, rather than Class A Common Stock. According to the voting rights described in the company's charter documents, Class B Common Stock would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Therefore, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b), for failure to meet the ownership requirement.

Also, in *The E.W. Scripps Company* (available December 4, 2006), the Staff granted no-action relief to The E.W. Scripps Company with respect to a proposal requesting that the company's board of directors submit a survey question regarding the compensation of executive officers to a shareholder's vote at each future annual meeting. Similar to the Company, The E.W. Scripps Company has two classes of voting stock outstanding: Class A Common Shares and Common Voting Shares. The proponent in *The E.W. Scripps Company* owned Class A Common Shares and not Common Voting Shares. As provided in the company's charter documents and under Ohio law, Class A Common Shares would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Accordingly, since the proponent did not own Common Voting Shares, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b).

This rationale underlying the Staff's positions in the foregoing letters is consistent with the underlying purpose of Rule 14a-8. As stated in Staff Legal Bulletin No. 14(CF) (July 13, 2001), one of the requirements of Rule 14a-8 is that a shareholder must own company securities entitled to be voted on the proposal at the meeting. To require companies to include proposals upon which a shareholder is not entitled to vote would clearly waste valuable resources and circumvent the intent of the rule. Where a company has multiple classes of stock entitled to vote on different matters, it is therefore an important precondition to the inclusion of the proposal in a company's proxy materials for the shareholder to own the class of stock that is the subject of the requested shareholder action. Where a proposal seeks the vote of one class, a shareholder must own shares of that class. In this case, where a proposal seeks the vote of two classes, and the vote of both is necessary either under state law or pursuant to the terms of the proposal itself, ownership of shares of both classes is necessary. *See, The E.W. Scripps*

Company (avail. Dec. 4, 2006); *The Washington Post Company* (avail. Dec. 24, 2004); *The New York Times Company* (avail. Dec. 18, 2006).

Rule 14a-8(b)(1) of the Exchange Act requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold these securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing his beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on May 15, 2007. In the letter accompanying the Proposal, the Proponent represented that he was the registered owner of at least $2,000 worth of the Company's Class B Common Stock. However, the Proponent did not provide proof of ownership of the Company's Class A Common Stock. The Company attempted on its own to verify Proponent's ownership of Class A Common Stock by examining the Company's shareholder records. The Proponent was not listed on the Company's shareholder records as an owner of Class A Common Stock. As required by Rule 14a-8(f), the Company sent a request by fax and overnight delivery to the Proponent on May 24, 2007, which is within 14 days of receiving the Proposal, requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 days of his receipt of the Company's request. A copy of the deficiency notice provided to the Proponent is attached hereto as Exhibit C. The Proponent did not respond to the Company's request within the 14 day period indicated in the Company's deficiency notice and required by Rule 14a-8(f).

Since the Proponent has not demonstrated that he is a holder of Class A Common Stock that is entitled to vote on the subject matter of his Proposal, the Proponent has failed to meet the proof of notice of ownership requirements to establish eligibility to submit a shareholder proposal under Rule 14a-8(b).

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the 2007 proxy materials under Rule 14a-8(b)(1) because Mr. Mayne has not demonstrated that he is a holder of Class A Common Stock eligible to submit the Proposal to the Company. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need additional information, please feel free to contact me at (212) 918-8270 or Lillian Tsu at (212) 918-3599. When a written response to this letter is available, I would appreciate your sending it to me by fax at (212) 918-3100. A copy of the Staff's response also may be faxed to the Proponent at 011-613-9846-7887.

Very Truly Yours,



Amy Bowerman Freed

cc: Stephen Mayne

Exhibit A

See attached

Ms Laura O'Leary
Company Secretary
News Corporation
1211 Avenue of the Americas
New York 10036

By fax (212) 852 7217

May 15, 2007

Dear Ms O'Leary

Please accept this letter as my formal proposal of the following shareholder resolution to be considered at the 2007 annual stockholders meeting in New York:

Resolved:

That the News Corporation board of directors submit a proposal to holders of class A and B shares within the next 12 months which, if approved, would create a company with just one class of share.

SUPPORTING STATEMENT

When News Corporation first announced its reincorporation proposal on 6 April, 2004, it justified the move, in part, on the following grounds:

"The reincorporation is expected to benefit all shareholders by increasing the scope and depth of the shareholder base, improving trading liquidity, enhancing access to the capital markets and making the Company's shares eligible for inclusion in a variety of US-based indices."

Unfortunately, the move initially caused considerable share price weakness as News Corporation was ejected from the Australian indices, triggering large sales by Australian funds.

Whilst both classes of share were included in the Australian indices, unfortunately Standard & Poors only allows one class of share from each company to be included in the S&P500 index on the New York Stock Exchange.

Given this has to be the most populous share on issue, News Corp's B Class voting shares are not included in the S&P500 index. Therefore, many index funds are compelled to buy non-voting A Class shares and holders of the B Class voting shares suffer a lower than necessary share price.

Having a single class of share would add almost 1 billion News Corp shares into the S&P500 index, lifting the total to more than 3 billion shares.

Creating a single class of share, possibly by simply giving A class shareholder full voting rights, would also serve the purpose of diluting Murdoch family control from approximately 39% of the voting stock to less than 15% of the total stock. This would likely trigger a re-rating of the stock as investors build in a potential takeover premium.

The Grant Samuel report accompanying the Liberty Media Exchange proposal noted the "adverse" consequences of not having Liberty as a counter balancing force to the Murdoch interests on the News Corporation share register. Creating a single class of share would dilute Murdoch family control and allow the independent shareholders to appoint a majority of directors and determine key future issues such as a succession management.

As News Corporation discovered when it first approached Dow Jones & Company, a two tier voting system can appear highly undemocratic and discourage attractive takeover bids. News Corp's suite of strategic assets would be highly attractive to private equity bidders, yet the two-tier voting structure discourages their interest.

News Corp is a company which passionately promoted the idea of spreading democracy to places like Iraq, so it seems inappropriate that our own system of democracy is severely gerrymandered with almost 70% of the shares on issue not having voting rights.

The exact form of any restructure proposal should be developed by the board and delivered to stockholders in time for a vote at the 2008 annual meeting, if not earlier.

ENDS

Please note that I have been the registered owner of more than $US2000 worth of shares for longer than the past 12 months and intend to remain so up until the 2007 annual meeting.

I currently own 95 B class shares in my own name at the registered address of PO Box 925, Templestowe, 3106. I enclose a print out of the relevant pages from my online stockbroking account, plus a copy of the original contract note from October 2005 when I bought 200 shares.

Could you please confirm your receipt and acceptance of this shareholder resolution by email to smayne@crikey.com.au or by phone to (61412) 106 241 or fax to (613) 9846 7887. If there are any outstanding qualification issues pursuant to your constitution could you please inform me of those before the deadline for shareholder resolutions closes.

Yours Sincerely

Stephen Mayne
News Corporation Shareholder

Exhibit B

See attached

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 11/22/2004
FILED 11:18 AM 11/22/2004
SRV 040840451 - 3718763 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

NEWS CORPORATION

NEWS CORPORATION organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the corporation (the "Corporation") is NEWS CORPORATION

2. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 23, 2003, under the name "NPAL Sub, Inc." Such Certificate of Incorporation was amended on June 14, 2004 and was further amended on July 28, 2004. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 15, 2004. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 7, 2004 which was amended on November 8, 2004 and was further amended on November 10, 2004 (as amended and supplemented, the "Certificate of Incorporation").

3. This Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") only restates and integrates and does not further amend the Certificate of Incorporation and there is no discrepancy between the provisions of the Certificate of Incorporation and this Restated Certificate of Incorporation. This Restated Certificate of Incorporation has been duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware. The text of the Certificate of Incorporation of the Corporation is hereby restated to read in its entirety as follows:

ARTICLE I

The name of the corporation (hereinafter called the "Corporation") is NEWS CORPORATION.

ARTICLE II

The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE III

The name of the Corporation's registered agent in the State of Delaware is Corporation Service Company and the address of such registered agent is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808.

ARTICLE IV

SECTION 1. Authorized Stock; No Pre-Emptive Rights

(a) The total number of shares of capital stock which the Corporation shall have authority to issue is nine billion two hundred million (9,200,000,000) shares, consisting of six billion (6,000,000,000) shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), three billion (3,000,000,000) shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), one hundred million (100,000,000) shares of Series Common Stock, par value $0.01 per share ("Series Common Stock") and one hundred million (100,000,000) shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). The Class A Common Stock and Class B Common Stock are hereinafter referred to as the "Common Stock." Subject to the provisions of this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock), the number of authorized shares of any of the Class A Common Stock, the Class B Common Stock, the Series Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, the Class B Common Stock, the Series Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

(b) The holders of shares of capital stock of the Corporation, as such, shall have no pre-emptive right to purchase or have offered to them for purchase any shares of Preferred Stock, Common Stock, Series Common Stock or other equity securities issued or to be issued by the Corporation. The powers, preferences and rights and the limitations, qualifications and restrictions in respect of the shares of each class are set forth in the following sections.

SECTION 2. Preferred Stock

Subject to the limitations set forth in this Restated Certificate of Incorporation (including Section 4 of this Article IV), the Board of Directors of the Corporation (the "Board of Directors") is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Pursuant to the authority conferred upon the Board of Directors of the Corporation by this Section 2 of Article IV, the Board of Directors created a series of 9,000,000 shares of Preferred Stock designated as Series A Junior Participating Preferred Stock (the "Series A Junior Participating Preferred Stock") by filing a Certificate of Designation of the Corporation with the

Secretary of State of the State of Delaware on November 8, 2004, and the voting powers, designations, preferences and relative, participating, optional and other special rights, and any qualifications, limitations or restrictions of the Series A Junior Participating Preferred Stock are set forth in Exhibit A hereto and are incorporated herein by reference.

SECTION 3. Series Common Stock

Subject to the limitations set forth in this Restated Certificate of Incorporation (including Section 4 of this Article IV), the Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Series Common Stock, for series of Series Common Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Series Common Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECTION 4. Rights of Holders of Common Stock and Preferred Stock

(a) Voting Rights

(i) Class A Common Stock

(1) Subject to applicable law and the voting rights of any outstanding series of Preferred Stock and Series Common Stock, each of the shares of Class A Common Stock shall entitle the record holders thereof, voting together with the holders of Class B Common Stock as a single class, to one (1) vote per share only in the following circumstances and not otherwise:

(A) on a proposal to dissolve the Corporation or to adopt a plan of liquidation of the Corporation, and with respect to any matter to be voted on by the stockholders of the Corporation following adoption of a proposal to dissolve the Corporation or to adopt a plan of liquidation of the Corporation;

(B) on a proposal to sell, lease or exchange all or substantially all of the property and assets of the Corporation;

(C) on a proposal to adopt an agreement of merger or consolidation in which the Corporation is a constituent corporation, as a result of which the stockholders of the Corporation prior to the merger or consolidation would own less than sixty percent (60%) of the voting power or capital stock of the surviving corporation or consolidated entity (or the direct or indirect parent of the surviving corporation or consolidated entity) following the merger or consolidation; and

(D) with respect to any matter to be voted on by the stockholders of the Corporation during a period during which a dividend (or part of a dividend) in respect of the Class A Common Stock has been declared and remains unpaid following the payment date with respect to such dividend (or part thereof);

provided, however, that, with respect to any matter set forth in subclause (A), (B), (C), or (D) above, as to which the holders of the Class A Common Stock are entitled by law to vote as a separate class, such holders shall not be entitled to vote together thereon with the holders of the Class B Common Stock as a single class.

(2) Notwithstanding the foregoing provisions of this clause (i), except as otherwise required by law, the holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock or Series Common Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock) or pursuant to the DGCL.

(3) As used in this clause (i), the phrase "on a proposal" shall refer to a proposal that is required by law, this Restated Certificate of Incorporation, the by-laws of the Corporation or pursuant to a determination by the Board of Directors, to be submitted to a vote of the stockholders of the Corporation. This clause (i) shall not limit or restrict in any way the right or ability of the Board of Directors to approve or adopt any resolutions or to take any action without a vote of the stockholders pursuant to applicable law, this Restated Certificate of Incorporation, or the by-laws of the Corporation.

(4) Except as required by law, or expressly provided for in the foregoing provisions of this clause (i), the holders of the Class A Common Stock shall have no voting rights whatsoever.

(ii) Class B Common Stock

Subject to applicable law, the rights of any outstanding series of Preferred Stock and Series Common Stock to vote as a separate class or series, and the rights of the Class A Common Stock set forth in clause (i) above, each of the shares of Class B Common Stock shall entitle the record holders thereof to one (1) vote per share on all matters on which stockholders shall have the right to vote; provided, however, that, except as otherwise required by law, the holders of the Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock or Series Common Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock) or pursuant to the DGCL.

(iii) Preferred Stock and Series Common Stock

Except as otherwise required by law, holders of a series of Preferred Stock or Series Common Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted to such holders by this Restated Certificate of Incorporation (including any Certificate of Designation relating to such series).

(iv) Issuance of Certain Stock; Listing on ASX

The Corporation shall not, without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of Voting Stock (as defined in Article V), take any of the following actions:

(1) request removal of the Corporation's full foreign listing from the Australian Stock Exchange (ASX); or

(2) issue any shares of Series Common Stock or Preferred Stock which entitle the holders thereof to more than one vote per share

(v) Murdoch Agreement

The Corporation shall not, without the affirmative vote of a majority of the votes cast at a meeting of holders of Voting Stock (excluding any votes cast by the Murdoch Interests), during the term of the Murdoch Agreement agree to terminate, or in any material respect amend or waive any provision of, the Murdoch Agreement. For purposes of this Section 4(a)(v), (i) the term "Murdoch Agreement" means the Murdoch Interests Agreement, dated October 7, 2004, by and among the Corporation, Safeguard Nominees Pty Limited, Secure Nominees Pty Limited and K. Rupert Murdoch, and (ii) the term "Murdoch Interests" has the meaning set forth in the Murdoch Agreement. The transfer of any shares of Class B Common Stock which are subject to the Murdoch Agreement shall be governed by the restrictions on transfer set forth in the Murdoch Agreement during the term thereof.

(b) Dividends

(i) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or Series Common Stock. holders of Class A Common Stock and holders of Class B Common Stock shall be entitled to such dividends, if any, as may be declared thereon by the Board of Directors from time to time in its sole discretion out of assets or funds of the Corporation legally available therefor; provided, however, that the holders of Class A Common Stock and Class B Common Stock shall have such dividend rights set forth in clauses (ii) and (iii) below; and provided further, however, that if dividends are declared on the Class A Common Stock or the Class B Common Stock that are payable in shares of Common Stock, or securities convertible into, or exercisable or exchangeable for Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible into, or exercisable or exchangeable for Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for Class B Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively (or securities convertible into, or exercisable or exchangeable for the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively). In no event shall the shares of either Class A Common Stock or Class B Common Stock be split, divided, or combined unless the outstanding shares of the other class shall be proportionately split, divided or combined.

(ii) In the event that dividends are declared by the Board of Directors on the Class B Common Stock with respect to fiscal years 2005, 2006 or 2007 (regardless of the date on which such dividend shall be declared or paid), each share of Class A Common Stock shall confer on the holder thereof the right (which right shall rank pari passu with the right to dividends conferred on the Class B Common Stock) to receive:

(1) in the case of cash dividends, non-cumulative cash dividends equal to the greater of the following amounts:

> (x) such amount as shall be declared by the Board of Directors on a share of the Class A Common Stock with respect to such fiscal year, which amount shall not exceed in the aggregate $0.10 per share of Class A Common Stock with respect to such fiscal year; and
>
> (y) an amount equal to 120% of the aggregate of all cash dividends declared with respect to such fiscal year on a share of Class B Common Stock;

(2) in the case of dividends payable in securities (other than in shares of Common Stock of the Corporation, or securities convertible into, or exercisable or exchangeable for, Common Stock of the Corporation) or property, like securities or property with a value (as determined in good faith by the Board of Directors in its sole discretion) equal to 120% of the

aggregate value of all such dividends payable in such securities or property and declared with respect to such fiscal year on a share of Class B Common Stock; and

(3) in the case of dividends payable in shares of Common Stock of the Corporation, or securities convertible into, or exercisable or exchangeable for, Common Stock of the Corporation, such dividends as are provided for in Section 4(b)(i) hereof.

(iii) Any dividends declared by the Board of Directors on a share of Common Stock with respect to fiscal years 2008 and thereafter (regardless of the date on which such dividends shall be declared or paid) shall be declared in equal amounts with respect to each share of Class A Common Stock and Class B Common Stock (as determined in good faith by the Board of Directors in its sole discretion), provided that in the case of dividends payable in shares of Common Stock of the Corporation, or securities convertible into, or exercisable or exchangeable for, Common Stock of the Corporation, such dividends shall be paid as provided for in Section 4(b)(i) hereof.

(iv) As used in this Section 4(b), references to "fiscal years 2005, 2006 and 2007" and "fiscal year 2008"are to the fiscal years of the Corporation ending on or about June 30 of the year set forth. In the event of a change to the fiscal year of the Corporation, the references to specific fiscal years referred to in clauses (ii) and (iii) above shall be adjusted by the Board of Directors to provide for the dividend allocation referred to in clause (ii) above to apply with respect to three full (i.e., twelve month) fiscal years (assuming for this purpose that any allocation with respect to fiscal year 2005 is with respect to a full fiscal year), and for the dividend allocation referred to in clause (iii) above to apply with respect to all fiscal years following such three full fiscal year period. In the event of any change to the fiscal year of the Corporation that would result in a transition fiscal period that is less than 360 days, any dividends declared with respect to such transition fiscal year shall be deemed to refer to the twelve-month period ending on the last day of the fiscal year, as changed.

(c) Merger or Consolidation

In the event of any merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive substantially identical per share consideration as the per share consideration, if any, received by the holders of such other class; provided that, if such consideration shall consist in any part of voting securities (or of options, rights or warrants to purchase, or of securities convertible into or exercisable or exchangeable for, voting securities), then the Corporation may provide in the applicable merger or other agreement for the holders of shares of Class A Common Stock to receive, on a per share basis, either non-voting securities or securities with a vote comparable to the voting rights associated with the Class A Common Stock hereunder (or options, rights or warrants to purchase, or securities convertible into or exercisable or exchangeable for, non-voting securities or securities with a vote comparable to the voting rights associated with the Class A Common Stock). Any determination as to the matters described above shall be made in good faith by the Board of Directors in its sole discretion.

(d) Rights Upon Liquidation, Dissolution or Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential and/or other amounts to be distributed to the holders of shares of any outstanding series of Preferred Stock or Series Common Stock, the holders of shares of Class A Common Stock, Class B Common Stock and, to the extent fixed by the Board of Directors with respect thereto, the Series Common Stock and Preferred Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares held by them (or, with respect to any series of the Series Common Stock or Preferred Stock, as so fixed by the Board of Directors.

(e) Transfer Restrictions Relating to Certain Offers

An Owner (as defined in Section 5(a) of this Article IV) of shares of Class A Common Stock or Class B Common Stock may not sell, exchange or otherwise transfer Ownership (as defined in Section 5(a) of this Article IV) of such shares of Class A Common Stock or Class B Common Stock to any person who has made an Offer (as defined herein) pursuant to such Offer unless such Offer relates to both the Class A Common Stock and the Class B Common Stock, or another Offer or Offers are contemporaneously made with such Offer by such person such that, between all the Offers, they relate to both the Class A Common Stock and the Class B Common Stock, and the terms and conditions of such Offer or Offers as they relate to each of the Class A Common Stock and the Class B Common Stock are Comparable (as defined herein). The Corporation shall, to the extent required by law, note on the certificates of its Common Stock that shares represented by such certificates are subject to the restrictions set forth in this Section 4(e).

For purposes of this Section 4(e), the following terms shall have the respective meanings specified herein:

(i) "Offer" shall mean an offer (or series of related offers) to acquire Ownership (as defined in Section 5(a) of this Article IV) of 15% or more of the outstanding shares of Class A Common Stock or Class B Common Stock (whether or not the offer is directed to one class or to both classes, and whether or not such offer is subject to an overall limit on the number of shares to be acquired), but shall not include (A) any purchase or offer to purchase such shares on or through a national or foreign securities exchange or regulated securities association if such purchase or offer to purchase (x) would not constitute a "tender offer" under Section 14(d) of the Securities Exchange Act of 1934, as amended, and (y) does not result from the solicitation or arrangement for the solicitation of orders to sell Class A Common Stock or Class B Common Stock in anticipation of or in connection with the transaction, (B) any merger or consolidation in which the Corporation is a constituent corporation, any sale of all or substantially all of the assets of the Corporation, or any similar transaction pursuant, in any such case, to an agreement approved by the Board of Directors, or any tender or exchange offer or similar offer conducted pursuant to any such agreement or (C) any transaction privately negotiated with any stockholder or group of stockholders that would not constitute a "tender offer" under Section 14(d) of the Securities Exchange Act of 1934, as amended. No transaction directly with the Corporation or any of its subsidiaries shall be deemed to constitute an Offer

(ii) "Comparable" shall mean that (x) the percentage of outstanding shares of Class A Common Stock and Class B Common Stock sought to be acquired pursuant to the Offer or Offers shall be substantially identical, (y) the principal terms of the Offer or Offers relating, among other things, to conditions for acceptance, relevant time periods, termination, revocation rights and terms of payment shall be substantially identical, and (z) the amount of cash and the value of each other type of consideration offered for a share of each such class shall be substantially identical. Any determination as to the matters described in subclauses (x), (y) and (z) above shall be made in good faith by the Board of Directors in its sole discretion.

(f) Subsidiary-Owned Shares

(i) Notwithstanding any other provisions of this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock), except as otherwise required by law:

(A) no dividend shall be payable on any share of Class A Common Stock or Class B Common Stock of the Corporation that is owned of record by a Subsidiary of the Corporation, except in the case of dividends payable in shares of Common Stock of the Corporation, or securities convertible into, or exercisable or exchangeable for, Common Stock of the Corporation; for the purposes of this Subsection (f), any such share owned of record by a Subsidiary of the Corporation is referred to as a "Subsidiary-Owned Share" and "Subsidiary" shall have the meaning ascribed to such term in Section 5(a)(xviii) of this Article IV;

(B) no Subsidiary-Owned Share shall be entitled to vote or be counted for quorum purposes;

(C) no Subsidiary-Owned Share shall be treated as or deemed outstanding (x) for purposes of determining voting requirements, including under Articles IV, V, VII and VIII hereof, (y) for purposes of any applicable securities or regulatory laws, rules or regulations or (z) for any other purpose (including, without limitation, the provisions of Section 4(e) of this Article IV); provided, however, that each Subsidiary-Owned Share shall be entitled to (i) participate in any distribution of assets to holders of Class A Common Stock or Class B Common Stock, as the case may be, upon the dissolution, liquidation or winding up of the Corporation, and (ii) the receipt of such consideration as may be payable to holders of Class A Common Stock or Class B Common Stock, as the case may be, in the event of any merger, consolidation, recapitalization or reclassification of the Corporation; and provided further that in the event that the shares of Class A Common Stock and Class B Common Stock shall be split, divided, or combined, the Subsidiary-Owned Shares shall be split, divided or combined in a like manner; and

(D) no holder of a Subsidiary-Owned Share may sell, exchange or otherwise transfer such Share pursuant to an Offer (as defined in Section 4(e) of Article IV hereof), regardless of the terms thereof.

(ii) Should a Subsidiary-Owned Share cease to be owned by a Subsidiary of the Corporation, the foregoing restrictions with respect to such Share shall immediately terminate and be of no further force or effect, except as otherwise required by law.

(iii) A Subsidiary-Owned Share shall not include any share of capital stock of the Corporation that (x) is held on behalf of an employee stock ownership or other plan for the benefit of employees, (y) is held in a fiduciary capacity on behalf of a person or entity which is not a

Subsidiary of the Corporation; or (z) is acquired on or after January 1, 2005 by a Subsidiary of the Corporation from a person or entity that is not a Subsidiary of the Corporation.

SECTION 5. Regulatory Restrictions on Transfer; Redemption in Certain Circumstances

(a) Definitions. For purposes of this Section 5, the following terms shall have the respective meanings specified herein:

(i) "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or any successor rule, and shall also include (to the extent not provided for in Rule 13d-3) (A) the possession of any direct or indirect interest in any security, including, without limitation, rights to a security deriving from the ownership of, or control over, depositary or similar receipts (such as CHESS Depositary Interests relating to the CHESS system in Australia) relating to such security, (B) the possession of any direct or indirect interest in any Encumbrance with respect to any security, and (C) the possession or exercise, directly or indirectly, of any rights of a security holder with respect to any security.

(ii) "Closing Price" shall mean, with respect to a share of the Corporation's capital stock of any class or series on any day, the reported last sales price regular way or, in case no such sale takes place, the average of the reported closing bid and asked prices regular way on the New York Stock Exchange Composite Tape, or, if stock of the class or series in question is not quoted on such Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal United States registered securities exchange on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sales price or bid quotation for such stock on The Nasdaq Stock Market or any system then in use, or if no such prices or quotations are available, the fair market value on the day in question as determined by the Board of Directors in good faith.

(iii) "Contract" shall mean any note, bond, mortgage, indenture, lease, order, contract, commitment, agreement, arrangement or instrument, written or otherwise.

(iv) "Disqualified Person" shall mean any stockholder, other Owner or Proposed Transferee as to which clause (i) or (ii) of paragraph (c) of this Section 5 is applicable.

(v) "Encumbrance" shall mean any security interest, pledge, mortgage, lien, charge, option, warrant, right of first refusal, license, easement, adverse claim of Ownership or use, or other encumbrance of any kind.

(vi) "Fair Market Value" shall mean, with respect to a share of the Corporation's capital stock of any class or series, the average (unweighted) Closing Price for such a share for each of the 45 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to paragraph (d) of this Section 5; provided, however, that if shares of stock of such class or series are not traded on any securities exchange or in the over-the-counter market, "Fair Market Value" shall be determined by the Board of Directors in good faith; and provided further, however, that "Fair Market Value" as to any Disqualified Person that has purchased its stock within 120 days of a Redemption Date need not (unless otherwise determined by the Board of Directors) exceed the purchase price paid by such Disqualified Person.

(vii) "Governmental Body" shall mean any government or governmental, judicial, legislative, executive, administrative or regulatory authority of the United States, or of any State, local or foreign government or any political subdivision, agency, commission, office, authority, or bureaucracy of any of the foregoing, including any court or arbitrator (public or private), whether now or hereinafter in existence.

(viii) "Law" shall mean any law (including common law), statute, code, ordinance, rule, regulation, standard, requirement, guideline, policy or criterion, including any interpretation thereof, of or applicable to any Governmental Body, whether now or hereinafter in existence.

(ix) "Legal Requirement" shall mean any Order, Law or Permit, or any binding Contract with any Governmental Body.

(x) "Order" shall mean any judgment, ruling, order, writ, injunction, decree, decision, determination or award of any Governmental Body.

(xi) "Ownership" shall mean, with respect to any shares of capital stock of the Corporation, direct or indirect record ownership or Beneficial Ownership. The term "Owner" shall mean any Person that has or exercises Ownership with respect to any shares of capital stock of the Corporation.

(xii) "Person" shall mean any individual, estate, corporation, limited liability company, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Body or other entity.

(xiii) "Permit" shall mean any permit, authorization, consent, approval, registration, franchise, Order, waiver, variance or license issued or granted by any Governmental Body.

(xiv) "Proceeding" shall mean any Order, action, claim, citation, complaint, inspection, litigation, notice, arbitration or other proceeding of or before any Governmental Body.

(xv) "Proposed Transferee" shall mean any person presenting any shares of capital stock of the Corporation for Transfer into such Person's name or that otherwise is or purports to be a Transferee with respect to any shares of capital stock of the Corporation.

(xvi) "Redemption Date" shall mean the date fixed by the Board of Directors for the redemption of any shares of stock of the Corporation pursuant to this Section 5.

(xvii) "Redemption Securities" shall mean any debt or equity securities of the Corporation, any Subsidiary or any other corporation or other entity, or any combination thereof, having such terms and conditions as shall be approved by the Board of Directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board of Directors (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), has a value, at the time notice of redemption is given pursuant to paragraph (d) of this Section 5, at least equal to the Fair Market Value of the shares to be redeemed pursuant to this Section 5 (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

(xviii) "Subsidiary" shall mean any corporation, limited liability company, partnership or other entity in which a majority in voting power of the shares or equity interests entitled to vote generally in the election of directors (or equivalent management board) is owned, directly or indirectly, by the Corporation.

(xix) "Transfer" shall mean, with respect to any shares of capital stock of the Corporation, any direct or indirect issuance, sale, gift, assignment, devise or other transfer or disposition of Ownership of such shares, whether voluntary or involuntary, and whether by merger or other operation of law, as well as any other event or transaction (including, without limitation, the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement) that results or would result in the Ownership of such shares by a Person that did not possess such rights prior to such event or transaction. Without limitation as to the foregoing, the term "Transfer" shall include any of the following that results or would result in a change in Ownership: (A) a change in the capital structure of the Corporation, (B) a change in the relationship between two or more Persons, (C) the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement, (D) any exercise or disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable, (E) any disposition of any securities or rights convertible into or exercisable or exchangeable for such shares or any exercise of any such conversion, exercise or exchange right, and (F) Transfers of interests in other entities. The term "Transferee" shall mean any Person that becomes an Owner of any shares of capital stock of the Corporation as a result of a Transfer.

(xx) "Violation" shall mean (A) any violation of, or any inconsistency with, any Legal Requirement applicable to the Corporation or any Subsidiary, (B) the loss of, or failure to secure or secure the reinstatement of, any Permit held or required by the Corporation or any Subsidiary, (C) the creation, attachment or perfection of any Encumbrance with respect to any property or assets of the Corporation or any Subsidiary, (D) the initiation of a Proceeding against the Corporation or any Subsidiary by any Governmental Body, (E) the effectiveness of any Legal Requirement that, in the judgment of the Board of Directors, is adverse to the Corporation or any Subsidiary or any portion of the business of the Corporation or any Subsidiary; or (F) any circumstance or event giving rise to the right of any Governmental Body to require the sale, transfer, assignment or other disposition of any property, assets or rights owned or held directly or indirectly by the Corporation or any Subsidiary.

(b) Requests for Information. If the Corporation has reason to believe that the Ownership, or proposed Ownership, of shares of capital stock of the Corporation by any stockholder, other Owner or Proposed Transferee could, either by itself or when taken together with the Ownership of any shares of capital stock of the Corporation by any other Person, result in any Violation, such stockholder, other Owner or Proposed Transferee, upon request of the Corporation, shall promptly furnish to the Corporation such information (including, without limitation, information with respect to citizenship, other Ownership interests and affiliations) as the Corporation may reasonably request to determine whether the Ownership of, or the exercise of any rights with respect to, shares of capital stock of the Corporation by such stockholder, other Owner or Proposed Transferee could result in any Violation.

(c) Rights of the Corporation. If (i) any stockholder, other Owner or Proposed Transferee from whom information is requested should fail to respond to such request pursuant to paragraph (b) of this Section 5 within the period of time (including any applicable extension thereof) determined by the Board of Directors, or (ii) whether or not any stockholder, other Owner or Proposed Transferee timely responds to any request for information pursuant to paragraph (b) of this Section 5, the Board of Directors shall conclude that effecting, permitting or honoring any Transfer or the Ownership of any shares of capital stock of the Corporation, by any such stockholder, other Owner or Proposed Transferee, could result in any Violation, or that it is in the interest of the Corporation to prevent or cure any such Violation or any situation which could result in any such Violation, or mitigate the effects of any such Violation or any situation that could result in any such Violation, then the Corporation may (A) refuse to permit any Transfer of record of shares of capital stock of the Corporation that involves a Transfer of such shares to, or Ownership of such shares by, any Disqualified Person, (B) refuse to honor any such Transfer of record effected or purported to have been effected, and in such case any such Transfer of record shall be deemed to have been void ab initio, (C) suspend those rights of stock ownership the exercise of which could result in any Violation, (D) redeem such shares in accordance with paragraph (d) of this Section 5, and/or (E) take all such other action as the Corporation may deem necessary or advisable in furtherance of the provisions of this Section 5, including, without limitation, exercising any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any Disqualified Person. Any such refusal of Transfer or suspension of rights pursuant to subclauses (A), (B) and (C) respectively, of the immediately preceding sentence shall remain in effect until the requested information has been received and the Board of Directors has determined that such Transfer, or the exercise of any such suspended rights, as the case may be, would not constitute a Violation.

(d) Redemption by the Corporation. Notwithstanding any other provision of this Restated Certificate of Incorporation to the contrary, but subject to the provisions of any resolution or resolutions of the Board of Directors adopted pursuant to this Article IV creating any series of Series Common Stock or any series of Preferred Stock, outstanding shares of Common Stock, Series Common Stock or Preferred Stock shall always be subject to redemption by the Corporation, by action of the Board of Directors, if in the judgment of the Board of Directors such action should be taken with respect to any shares of capital stock of the Corporation of which any Disqualified Person is the stockholder, other Owner or Proposed Transferee. The terms and conditions of such redemption shall be as follows:

(1) the redemption price of the shares to be redeemed pursuant to this paragraph (d) shall be equal to the Fair Market Value of such shares;

(2) the redemption price of such shares may be paid in cash, Redemption Securities or any combination thereof;

(3) if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors;

(4) at least 30 days' written notice of the Redemption Date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date may be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

(5) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and the record holders of such shares shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(6) such other terms and conditions as the Board of Directors shall determine.

(e) Legends. The Corporation shall, to the extent required by law, note on the certificates of its capital stock that the shares represented by such certificates are subject to the restrictions set forth in this Section 5.

ARTICLE V

SECTION 1. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series Common Stock) relating to the rights of the holders of any series of Preferred Stock or Series Common Stock to elect additional directors, the total number of directors constituting the entire Board of Directors shall be not less than three (3), with the then-authorized number of directors being fixed from time to time exclusively by the Board of Directors.

The Board of Directors (other than those directors elected by the holders of any series of Preferred Stock (the "Preferred Stock Directors") or by holders of any series of Series Common Stock (the "Series Common Stock Directors")) shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the third annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation and until the election and qualification of their respective successors in office; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation and until the election and qualification of their respective successors in office; and Class III directors shall initially serve until the first annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation and until the election and qualification of their respective successors in office. Commencing with the first annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, at each annual meeting of stockholders, successors to the directors of the class the term of which shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders and until the election and qualification of their respective successors in office. In case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors and the Series Common

Stock Directors), the number of directors in each class shall be apportioned as nearly equally as possible.

Subject to the rights of the holders of any one or more series of Preferred Stock or Series Common Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock or Series Common Stock, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class; provided that at any time that there shall be three or fewer stockholders of record, directors may be removed with or without cause.

During any period when the holders of any series of Preferred Stock or Series Common Stock have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock or Series Common Stock, as applicable, shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified, unless such director's right to hold such office terminates earlier pursuant to said provisions, subject in all such cases to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock or Series Common Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

Notwithstanding the foregoing, whenever the holders of outstanding shares of one or more series of Preferred Stock or Series Common Stock issued by the Corporation shall have the right, voting separately as a series or as a separate class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies, and other features of such directorship shall be governed by the terms of this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock or Series of Common Stock) applicable thereto.

SECTION 2. The election of directors need not be by written ballot.

SECTION 3. Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the By-laws of the Corporation.

ARTICLE VI

Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, at any time that there shall be more than three stockholders of record, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, special meetings of stockholders of the Corporation (a) may be called by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or as otherwise provided in the By-laws of the Corporation and (b) shall be called by the Secretary of the Corporation upon the written request of holders of record of not less than 20% of the outstanding shares of Class B Common Stock, proposing a proper matter for stockholder action under the DGCL at such special meeting, provided that (i) no such special meeting of stockholders shall be called pursuant to this clause (b) if the written request by such holders is received less than 135 days prior to the first anniversary of the date of the preceding annual meeting of stockholders of the Corporation and (ii) any special meeting called pursuant to this clause (b) shall be held not later than 100 days following receipt of the written request by such holders, on such date and at such time and place as determined by the Board of Directors.

ARTICLE VII

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to adopt, repeal, alter or amend the By-laws of the Corporation by the vote of a majority of the entire Board of Directors or such greater vote as shall be specified in the By-laws of the Corporation. In addition to any requirements of law and any other provision of this Restated Certificate of Incorporation or any resolution or resolutions of the Board of Directors adopted pursuant to Article IV of this Restated Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Certificate of Incorporation or any such resolution or resolutions), the affirmative vote of the holders of sixty-five percent (65%) or more of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation.

ARTICLE VIII

In addition to any requirements of law and any other provisions of this Restated Certificate of Incorporation or any resolution or resolutions of the Board of Directors adopted pursuant to Article IV of this Restated Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Certificate of Incorporation or any such resolution or resolutions), the affirmative vote of the holders of sixty-five percent (65%) or more of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, Section 5 of Article IV, Article V, Article VII, this Article VIII, or Article IX, of this Restated Certificate of Incorporation. Subject to the foregoing provisions of this Article VIII, the Corporation reserves the right to amend, alter or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation.

ARTICLE IX

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE X

The Corporation hereby elects not to be governed by Section 203 of the DGCL.

This Restated Certificate of Incorporation shall become effective upon filing pursuant to the DGCL.

IN WITNESS WHEREOF, I, Lawrence A. Jacobs, Executive Vice President and Deputy General Counsel of NEWS CORPORATION have executed this Restated Certificate of Incorporation as of the 22nd day of November, 2004, and DO HEREBY CERTIFY under the penalties of perjury that the facts stated in this Restated Certificate of Incorporation are true.



Lawrence A. Jacobs

NLF1-2808492-1

EXHIBIT A

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:28 PM 11/08/2004
FILED 04:28 PM 11/08/2004
SRV 040803735 - 3718763 FILE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

NEWS CORPORATION, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

We, the undersigned, Arthur Siskind, Senior Executive Vice-President, and David F. Devoe, Senior Executive Vice-President, of News Corporation, Inc., a Delaware corporation (hereinafter called the "Corporation"), pursuant to the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, do hereby make this Certificate of Designation and do hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Amended and Restated Certificate of Incorporation, the Board of Directors duly adopted the following resolutions:

RESOLVED, that, pursuant to Section 1(a) of the Amended and Restated Certificate of Incorporation (which authorizes 100,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock") of which none have already been designated), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock;

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Amended and Restated Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1 Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" and the number of shares constituting such series shall be 9,000,000.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 1st day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $0.10 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Class B Common Stock of the Corporation since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after November 8, 2004 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in Paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $0.10 per share on the Series A

Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) (i) If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) directors.

(ii) During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) directors or, if such right is exercised at an annual meeting, to elect two (2) directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred

Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this Paragraph (C)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this Paragraph (C)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall have exercised their right to elect two (2) directors voting as a class, after the exercise of which right (x) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in Paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock which elected the director whose office shall have become vacant. References in this Paragraph (C) to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (y) of the forego-ing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in the certificate of incorporation or by-laws irrespective of any increase made pursuant to the provisions of Paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the certificate of incorporation or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

(D) Except as set forth herein, holders of Series A Junior Participat-ing Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to divi-dends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under Paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6. Liquidation, Dissolution or Winding Up (A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A

Junior Participating Preferred Stock shall have received an amount equal to $1000 per share of Series A Participating Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "*Series A Liquidation Preference*"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in subparagraph (C) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

Section 9. Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 10. Amendment. At any time when any shares of Series A Junior Participating Preferred Stock are outstanding, the Amended and Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

Section 11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

Section 12. Certain Definitions. As used herein with respect to the Series A Junior Participating Preferred Stock, the following terms shall have the following meanings:

(A) The term "Class A Common Stock" means the class of common stock designated as the Class A common stock, par value $0.01 per share, of the Corporation at the date hereof or any other class of stock resulting from successive changes or reclassification of the common stock.

(B) The term "Class B Common Stock" means the class of common stock designated as the Class B common stock, par value $0.01 per share, of the Corporation at the date hereof or any other class of stock resulting from successive changes or reclassification of the common stock.

(C) The term "Common Stock" means the common stock, par value $0.01 per share, of the Corporation at the date hereof or any other stock resulting from successive changes or reclassifications of the common stock, and includes both the Class A Common Stock and the Class B Common Stock.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 8th day of November, 2004.



Name: Arthur Siskind
Title: Sr. Exec VP

Attest:



Name: David F. Devoe
Title: Sr. Exec VP

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:25 PM 11/22/2004
FILED 01:25 PM 11/22/2004
SRV 040841316 - 3718763 FILE

CERTIFICATE OF CORRECTION TO THE CERTIFICATE OF DESIGNATION OF NEWS CORPORATION (formerly known as NEWS CORPORATION, INC.)

Pursuant to Section 103(f) of the General Corporation Law of the State of Delaware

News Corporation (formerly known as News Corporation, Inc.) (the "Company"), does hereby certify as follows:

FIRST: On November 8, 2004, the Company filed with the Secretary of State of Delaware a Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (the "Certificate of Designation").

SECOND: Subsequent to the filing of the Certificate of Designation, the Company changed its name to News Corporation.

THIRD: The inaccuracies contained in the Certificate of Designation are as follows: the second paragraph of the first page of the Certificate of Designation contained an inaccurate section reference. Accordingly, the text of the second paragraph of the first page of the Certificate of Designation should be, and it hereby is, corrected by (i) deleting the words "Section 1(a)" in the first line of such paragraph and replacing them with the words "Sections 1(a) and 2 of ARTICLE IV" and (ii) inserting the words "Section 1(a)" immediately prior to the word "authorizes" in the first parenthetical of such paragraph. The text of such corrected second paragraph shall read in its entirety as follows:

> RESOLVED, that, pursuant to Sections 1(a) and 2 of ARTICLE IV of the Amended and Restated Certificate of Incorporation (which Section 1(a) authorizes 100,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock") of which none have already been designated), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock;

FOURTH: This Certificate of Correction has been prepared in accordance with the provisions of Section 103(f) of the General Corporation Law of the State of Delaware

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to the Certificate of Designation to be executed in its corporate name this 16th day of November, 2004.

NEWS CORPORATION



By: ______________________
Name: Arthur M. Siskind
Title: Group General Counsel

Exhibit C

See attached



News Corporation

1211 AVENUE OF THE AMERICAS • NEW YORK, NY 10036 • 212-852-7030 • FAX: 212-852-7217
EMAIL: loleary@newscorp.com

LAURA A. O'LEARY
CORPORATE SECRETARY

May 24, 2007

VIA FAX AND FEDERAL EXPRESS
Stephen David Mayne
PO Box 925
Templestowe, VIC 3106

Re: Request for proof of ownership of Class A Common Stock

Dear Mr. Mayne:

We refer to your letter dated May 15, 2007, proposing for consideration at the 2007 annual meeting of shareholders, a shareholder resolution resolving that the News Corporation Board of Directors submit a proposal to holders of Class A Common Stock and Class B Common Stock within the next 12 months which, if approved, would create a company with just one class of share.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold these securities through the date of the meeting.

While you have indicated in your letter that you meet these eligibility requirements through ownership of shares of the Company's Class B Common Stock, ownership of the Company's Class A Common Stock is necessary in order to be eligible to submit the proposal contained in your letter. Thus, pursuant to the requirements of Rule 14a-8(b)(1), we ask that you submit proof of ownership of at least $2,000 in market value, or 1% of the Company's Class A Common Stock and that such proof indicates ownership of such shares for at least one year preceding May 15, 2007.

Pursuant to Rule 14a-8, if we do not receive the necessary proof outlined above within 14 calendar days of your receipt hereof, we intend to exclude your proposal from News Corporation's 2007 proxy statement.

A copy of the relevant section of Rule 14a-8 is enclosed for your reference. We thank you for your interest in News Corporation. Should you wish to discuss this further, please do not hesitate to contact me at (212) 852-7030.

Very Truly Yours,



Laura O'Leary
Corporate Secretary

Rule 14a-8 -- Proposals of Security Holders

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated June 8, 2007

The proposal relates to the creation of "a company with just one class of share."

We are unable to concur in your view that News Corporation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that News Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel

END